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SEC FILE NUMBER
000-52702

CUSIP NUMBER
11452 Q 102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Brookside Technology Holdings Corp.

Full Name of Registrant
Cruisestock, Inc.

Former Name if Applicable
15500 Roosevelt Blvd
Suite 101

Address of Principal Executive Office (Street and Number)
Clearwater, FL 33760

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
The Registrant is unable to file its annual report on Form 10-K for the year ended December 31, 2007 within the prescribed time period because certain information and data relating to the completion of the Registrant’s Financial Statements and Management’s Discussion and Analysis of Financial Condition and Financial Results could not be obtained by the Registrant within such time period without unreasonable effort or expense.
The Registrant will file the subject annual report on or before the fifteenth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Bryan McGuire	727	535-2151
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A significant change in the results of operations from the corresponding previous year is expected in regard to the following:
1.	Net Loss for the year ended 2007 will be approximately $7,200,000 unfavorable to the year ended 2006. This is due primarily to the amortization of the value of warrants issued in connection with the financing obtained for the acquisition of US Voice & Data, LLC on September 14, 2007. This will account for approximately $5,000,000 of the difference in 2007 versus the year ended 2006. This transaction was fully disclosed and explained in our Form 10-QSB for the Third Quarter 2007, and will be fully disclosed and explained in our Form 10-KSB for 2007.
2.	The adoption of Statement of Financial Accounting Standards Number 123R in the second quarter of 2007. This resulted in a charge of $915,000. This was fully disclosed and explained in our Form 10-QSB for the Second Quarter 2007, and will be fully disclosed and explained in our Form 10-KSB for 2007.

Brookside Technology Holdings Corp.
(Title of Registrant)
Brookside Technology Holdings Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2008	By	Bryan McGuire